File No.
82-3901

06010090

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

SUPPL

December 15, 2005

Re : SK Corporation - Information to be furnished
Pursuant to Rule 12g3 - 2(b) under the
Securities Exchange Act of 1934

Dear Sir :

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting the following information:

- Registration Statements / Prospectus for the Company's Non-Guaranteed Debentures
- Documents that have been made public, filed or distributed in Korea
- Press releases

Yours Sincerely,

Chanyul Lee
General Manager
Investor Relations Team

Attachment

File No.
82-3901

Instruments for 12g3-2(b) Exemption

December 15, 2005

Investor Relations Team

SK Corporation

File No.
82-3901

Documents released by SK Corporation from August 2005 to November 2005

Reports to FSC

Registration Statements/Prospectus for the Company's Guaranteed and Non-guaranteed Debenture — Date: December 15, 2005

234th-1 non-guaranteed Debenture in the amount of 210 Billion Won — September 2, 2005

Issuance Date: September 5, 2005
Maturity Date: September 5, 2010
Interest Rate: 4 %

234th-2 non-guaranteed Debenture in the amount of 90 Billion Won — September 2, 2005

Issuance Date: September 5, 2005
Maturity Date: September 5, 2010
Interest Rate: 4 %

235th-1 non-guaranteed Debenture in the amount of 210 Billion Won — September 30, 2005

Issuance Date: October 4, 2005
Maturity Date: October 4, 2010
Interest Rate: 5 %

235th-2 non-guaranteed Debenture in the amount of 90 Billion Won — September 30, 2005

Issuance Date: October 4, 2005
Maturity Date: October 4, 2010
Interest Rate: 5 %

236th-1 non-guaranteed Debenture in the amount of 180 Billion Won — November 7, 2005

Issuance Date: November 8, 2005
Maturity Date: November 8, 2008
Interest Rate: 5 %

236th-2 non-guaranteed Debenture in the amount of 70 Billion Won | November 7, 2005

Issuance Date: November 8, 2005
Maturity Date: November 8, 2010
Interest Rate: 5 %

236th-3 non-guaranteed Debenture in the amount of 50 Billion Won | November 7, 2005

Issuance Date: November 8, 2005
Maturity Date: November 8, 2010
Interest Rate: 5 %

File No.
82-3901

Reports to KSE

Other Matters to be Disclosed	August 22, 2005
Sale of Securities to Major Shareholders	August 27, 2005
E&P Investment Decision	August 29, 2005
Other Matters to be Disclosed	September 2, 2005
Equity Investment in Major Shareholders	September 22, 2005
Equity Investment in Major Shareholders	September 22, 2005
Sale of Securities to Major Shareholders	September 27, 2005
Equity Investment in Major Shareholders	October 6, 2005
Equity Investment in Major Shareholders	October 7, 2005
Other Matters to be Disclosed	October 18, 2005
Equity Investment in Major Shareholders	October 27, 2005
Equity Investment in Major Shareholders	October 27, 2005
Other Matters to be Disclosed	October 28, 2005
Sale of Securities to Major Shareholders	October 29, 2005
Other Matters to be Disclosed	November 7, 2005
Equity Investment in Major Shareholders	November 11, 2005

General Press Releases

News compilation of which the abstracts are translated into English	Aug. 2005 ~ Nov. 2005

File No.
82-3901

Reports to FSC

Registration Statements / Prospectus for the Company's Guaranteed and Non-Guaranteed Debentures

234th-1 Issuance of Non-guaranteed Debenture in the Amount of 210 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: September 5, 2005
   b. Maturity date: September 5, 2010
   c. Amount subscribed: 210,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - CJ Investment & Securities Co., Ltd.: 153-10, Ohncheon-dong, Dongrae-gu, Busan
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment & Securities Co., Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

September 2, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

234th-2 Issuance of Non-guaranteed Debenture in the Amount of 90 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd..

4. Details of Subscription:
   a. Commencement date of subscription: September 5, 2005
   b. Maturity date: September 5, 2010
   c. Amount subscribed: 90,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Good Morning Shinhan Securities Co., Ltd.: 23-2, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kiwoom.com Securities Co., Ltd.: 27-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul

September 2, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

235th-1 Issuance of Non-guaranteed Debenture in the Amount of 210 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Woori Investment & Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: October 4, 2005
   b. Maturity date: October 4, 2010
   c. Amount subscribed: 210,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Woori Investment & Securities Co., Ltd.: 23-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - CJ Investment & Securities Co., Ltd.: 153-10, Ohncheon-dong, Dongrae-gu, Busan
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment & Securities Co., Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

September 30, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

235th-2 Issuance of Non-guaranteed Debenture in the Amount of 90 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: Good Morning Shinhan Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: October 4, 2005
   b. Maturity date: October 4, 2010
   c. Amount subscribed: 90,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - Woori Investment & Securities Co., Ltd.: 23-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - CJ Investment & Securities Co., Ltd.: 153-10, Ohncheon-dong, Dongrae-gu, Busan
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Korea Investment & Securities Co., Ltd.: 27-1, Yoido-dong, Youngdeungpo-gu, Seoul

September 30, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

236th-1 Issuance of Non-guaranteed Debenture in the Amount of 180 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: CJ Investment & Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: November 8, 2005
   b. Maturity date: November 8, 2008
   c. Amount subscribed: 180,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - CJ Investment & Securities Co., Ltd.: 153-10, Ohncheon-dong, Dongrae-gu, Busan
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hanwha Securities Co., Ltd.: 23-5, Yoido-dong, Youngdeungpo-gu, Seoul

November 7, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

236th-2 Issuance of Non-guaranteed Debenture in the Amount of 70 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: CJ Investment & Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: November 8, 2005
   b. Maturity date: November 8, 2010
   c. Amount subscribed: 70,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - CJ Investment & Securities Co., Ltd.: 153-10, Ohncheon-dong, Dongrae-gu, Busan
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hanwha Securities Co., Ltd.: 23-5, Yoido-dong, Youngdeungpo-gu, Seoul

November 7, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

236th-3 Issuance of Non-guaranteed Debenture in the Amount of 50 Billion Won

1. Issuer: SK Corporation

2. CEO: Heon-Cheol Shin
   99, Seorin-dong, Jongro-gu, Seoul, Korea

3. Lead Manager: CJ Investment & Securities Co., Ltd.

4. Details of Subscription:
   a. Commencement date of subscription: November 8, 2005
   b. Maturity date: November 8, 2010
   c. Amount subscribed: 50,000,000,000 KRW

5. Public Notice:
   a. Public notice of the securities registration statement;
      - Financial Supervisory Commission: (dart.fss.or.kr)
   b. Public notice of the prospectus
      - Financial Supervisory Commission: (dart.fss.or.kr)
      - SK Corporation: 99, Seorin-dong, Jongro-gu, Seoul
      - Financial Supervisory Service: 27, Yoido-dong, Youngdeungpo-gu, Seoul
      - The Korea Exchange: 50, Joongang-dong 5-ga, Joong-gu, Busan
      - CJ Investment & Securities Co., Ltd.: 153-10, Ohncheon-dong, Dongrae-gu, Busan
      - SK Securities Co., Ltd.: 23-10, Yoido-dong, Youngdeungpo-gu, Seoul
      - Kyobo Securities Co., Ltd.: 26-4, Yoido-dong, Youngdeungpo-gu, Seoul
      - Daewoo Securities Co., Ltd.: 34-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hana Securities Co., Ltd.: 23-3, Yoido-dong, Youngdeungpo-gu, Seoul
      - Hanwha Securities Co., Ltd.: 23-5, Yoido-dong, Youngdeungpo-gu, Seoul

November 7, 2005
Heon-Cheol Shin
President and CEO
SK Corporation

File No.
82-3901

Reports to KSE

Public Notices to the Korea Stock Exchange

[English Translation Disclaimer]

"The English translation of the documents is unofficial and prepared for the convenience of English-speaking investors for information purpose only, and may differ from the original documents filed with the Financial Supervisory Service. Consequently, the translation may not be relied upon to sustain any legal claim nor should it be used as a basis of any legal opinion, and SK Corporation disclaims all liability for any inaccuracy therein."

【01】

Other Matters to be Disclosed

August 22, 2005

On August 19, 2005, SK Corporation was chosen as the preferred bidder for Inchon Oil Refinery Co. by the Incheon District Court. There will be another disclosure as soon as the details are confirmed.

【02】

Sale of Securities to Major Shareholders

August 27, 2005

1. Accumulated balance of equity investment for major shareholders concerned (KRW) (A)	70,000,000,000
-Total equity of SK Corp. (KRW) (B)	6,694,938,055,055
-Equity ratio (A/B) (%)	1.05
2. Applicability of Fair Trade Act	Yes

【Details】

Name of Purchaser (major shareholder): SK Securities

1. Relationship with SK Corp.	Affiliated company
2. Sales amount (KRW)	70,000,000,000
3. Purpose of sale	Raising operating capital and improving debt structure
4. Securities to be sold	SK Corporation's 234th Non-guaranteed debenture
5. Value of securities to be sold (KRW)	70,000,000,000
6. Decision date	August 26, 2005
7. Total value of securities to be sold during current fiscal year (KRW)	220,000,000,000
8. Others	-The 'Decision date' is based on the internal decision-making date. -300 billion KRW (5 year: 210 billion KRW, 7 year: 90 billion KRW) of non-guaranteed debenture was issued, with SK Securities acquiring 70 billion KRW of the total.

【03】

E&P Investment Decision
August 29, 2005

1. Name	Marib, Yemen LNG project
2. Development region	Marib, Bal Haf (Yemen)
3. Investment amount (KRW)	122,415,300,000
4. JV partners	YGC, Total, Hunt Oil, Hyundai Corp, KNOC, Samwhan Corp.
5. SK Corp.'s stake (%)	7.22
6. Development period	September 2005~December 2008
7. YLNG BoD decision date	August 27, 2005
8. Future timetable	1. Development schedule -September 2005: Development/construction of LNG liquefaction plant -December 2008: Commencement of LNG sales 2. Investment schedule -2005: Approximately USD 41 million -2006 onwards: USD 78 million
9. Others	-The "Investment amount" of USD119 million has been converted to KRW using the FX Rate conversion rate of 1,028.7 /USD (August 26, 2005)

【04】

Other Matters to be Disclosed

September 2, 2005

On September 2, 2005, SK Corporation concluded an MOU with Inchon Oil Refinery Co. (concerning the M&A of Inchon Oil Refinery Co.).

1. Purpose of acquisition
   - -Develop into a Major Player in the Asia-Pacific region by achieving economies of scale.
   - -Create synergies by applying SK Corp.'s industry expertise to Inchon Oil Refinery Co.
   - -Increase competitiveness through quick normalization of Inchon Oil Refinery Co.

2. Acquisition amount
   - -Paid-in capital: 1.6 trillion KRW (5,000 KRW/share, SK Corp.: over 90% share of Inchon Oil Refinery Co.).
   - -Underwriting of corporate bonds: 1.6 trillion KRW (interest rate: 6%/yr).
     (Upon the approval of the court, the timing of the issuance of corporate bonds and the terms thereof will be mutually consulted, taking into account the capital requirements, the long and short-term investment plans and the future cash needs of the company)
   - -The remainder of the total acquisition cost (after the repayment of debts) will stay in Inchon Oil Refinery Co. in the form of internal cash.

※ The remainder of the total acquisition cost (after the repayment of debts) will stay in Inchon Oil Refinery Co. as internal cash, and will be used by Inchon Oil Refinery Co. accordingly to strengthen competitiveness and improve its financial structure.

SK Corp. has been selected as the preferred bidder. The final acquisition cost and final debt to be repaid to creditors will be confirmed only after the completion of detailed due diligence, execution of the definitive agreement, and obtainment of the necessary court approvals, etc.

Please refer to our website (www.skcorp.com) for more information.

[05]

Equity Investment in Major Shareholders

September 22, 2005

1. Name: SK Enron (affiliated company)
2. Investment Breakdown:
    - -Investment date: undecided
    - -Object of Investment: undecided
    - -Investment amount (KRW): undecided
    - -Total amount of investment in SK Enron (KRW): undecided
3. Purpose of Investment: Additional purchase of affiliate company's shares
4. Decision Date (BoD resolution date): September 22, 2005
    - -Attendance of Outside Directors: 6/7 present
    - -Attendance of Audit Committee: Present
5. Others:
    - -The BoD decided to delegate the following matters to "the CEO, or a person designated by the CEO":
        - →Conclusion and execution of contract regarding the specific number and date of acquisition of Enron International Korea L.L.C.'s SK Enron common shares
        - →Number of shares to be purchased: Maximum 5,000,000 shares or less
        - →Price: 58,939 KRW/share
        - →Investment amount: Maximum 294,694,400,000 KRW or less
    - -Total amount to be invested in SK Enron: Book value of current shares (356,588,642,000 KRW) + maximum 294,694,400,000 KRW or less
    - -The specific investment amount and exact number of shares will be decided by the CEO, or a person designated by the CEO, and the related disclosure will take place pursuant to the relevant laws and regulations
    - -The aforementioned price (57.2 USD/share) and investment amount (286,000,000 USD) has been converted using the September 22, 2005 FX conversion rate (1,030.4 KRW/USD)

[06]

Equity Investment in Major Shareholders

September 22, 2005

Accumulated Balance of Equity Investment (KRW) (A): 102,630,000
-Total Equity of SK Corp. (KRW) (B): 6,694,938,055,055
-Equity Ratio (A/B) (%): 0

Name of Invested Company: SK Do Brasil

1. Relationship with SK Corp.: Overseas affiliated company
2. Investment Amount (KRW): 102,630,000
3. Method of Payment: Cash payment
4. Object of Investment: Operational costs related to exploration activities
5. Decision Date: September 20, 2005
6. Total Equity Investment and Ratio:
   -Ratio (%): 100
   -Amount (KRW): 6,795,018,000
7. Others:
   -The "Decision Date" is based on the internal decision-making date
   -The "Ratio" (# 6.) refers to the "ratio of capital"
   -Converted using the September 20, 2005 FX conversion rate (1,026.3 KRW/USD)

Name of Invested Company: SK Gas

1. Relationship with SK Corp.: Affiliated company
2. Investment Amount (KRW): 0
3. Method of Payment: Conclusion of contract for acquiring old shares
   -Current holder of these shares: SK Enron
   -Buyer: SK Corp. or another company chosen by SK Corp.
   -Option exercise period: June 30, 2007~June 30, 2008
4. Object of Investment: 3,928,537 common shares (45.53% of total issued shares)
5. Decision Date: September 22, 2005
   -Attendance of Outside Directors: 6/7 present
   -Attendance of Audit Committee: Present
6. Total Equity Investment and Ratio:
   -Ratio (%): 0
   -Amount (KRW): 0
7. Others:
   -This contract is an option that enables the purchase of SK Enron's shares of SK Gas during the exercise period
   -3,928,537 shares amount to 95,000,000,000 KRW (according to the option contract), but the investment amount for the year 2005 is 0 KRW since the exercise period has not yet transpired
   -The buyer refers to "SK Corp. or another company chosen by SK Corp.," and will be determined during the exercise period

【07】

Sale of Securities to Major Shareholders

September 27, 2005

1. Accumulated balance of equity investment for major shareholders concerned (KRW) (A)	100,000,000,000
-Total equity of SK Corp. (KRW) (B)	6,694,938,055,055
-Equity ratio (A/B) (%)	1.5
2. Applicability of Fair Trade Act	Yes

【Details】

Name of Purchaser (major shareholder): SK Securities

1. Relationship with SK Corp.	Affiliated company
2. Sales amount (KRW)	100,000,000,000
3. Purpose of sale	Raising operating capital and improving debt structure
4. Securities to be sold	SK Corporation's 235th Non-guaranteed debenture
5. Value of securities to be sold (KRW)	100,000,000,000
6. Decision date	September 26, 2005
7. Total value of securities to be sold during current fiscal year (KRW)	320,000,000,000
8. Others	-The 'Decision date' is based on the internal decision-making date. -300 billion KRW (5 year: 210 billion KRW, 7 year: 90 billion KRW) of non-guaranteed debenture was issued, with SK Securities acquiring 100 billion KRW of the total.

[08]

Equity Investment in Major Shareholders

October 6, 2005

Accumulated Balance of Equity Investment (KRW) (A): 5,196,562,000

-Total Equity of SK Corp. (KRW) (B): 6,694,938,055,055

-Equity Ratio (A/B) (%): 0.08

1. Name of Invested Company: SK Do Brasil (affiliated company)
2. Investment Amount: 5,196,562,000
3. Method of Payment: Cash payment
4. Object of Investment: Operational costs related to exploration activities
5. Decision Date: October 5, 2005
6. Total Equity Investment and Ratio:

   -Ratio (%): 100

   -Amount (KRW): 11,991,580,000
7. Others:

   -The "Decision Date" (#5) is based on the internal decision making date.

   -The "Ratio" (#6) refers to the capital ratio.

   -Converted using the October 4, 2005 FX Conversion rate (1,040.7KRW/USD)

【09】

Equity Investment in Major Shareholders

October 7, 2005

1. Invested Company: SK Enron
2. Investment Details:
   - Investment amount (KRW): 5,932,724,672
   - Investment method: Purchase 99,999 (1%) of existing common shares
3. Total investment holdings after this investment: 51%
4. Decision Date: October 7, 2005
5. Others:
   -The 'Decision Date' above (#4) is the internal decision-making date.
   -FX conversion rate: 1,037.2 KRW/USD

* Please see the relevant disclosure released on September 22, 2005.

【10】

Other Matters to be Disclosed
October 18, 2005

SK Corporation and other members of the Korean consortium signed an MOU with Kazakhstan's state oil firm on April 22, 2005, regarding the development of the Zhambyl block in the Caspian Sea. Negotiations are currently underway, and detailed results will not be disclosed until the specifics have been decided.

*Related disclosure date: April 19, 2005

【11】

Equity Investment in Major Shareholders
October 27, 2005

1. Name: DOPCO (affiliated company)
2. Investment Breakdown: Refer to "Others"
3. Purpose of Investment: Additional purchase of affiliate company's shares
4. Decision Date (BoD resolution date): October 27, 2005
   - -Attendance of Outside Directors: All present
   - -Attendance of Audit Committee: Present
5. Applicability of Fair Trade Act: Yes
6. Others:
   - -Hyundai Oil Bank Corp. requested shareholders of DOPCO to purchase its shares of DOPCO's stocks.
   - -The BoD voted to proceed with the aforementioned investment decision and delegated to the CEO (or another person designated by the CEO) the necessary decision-making powers (regarding the specific investment amount/number of shares).
   - -Investment Breakdown:
     - →Object of Investment: DOPCO (common shares)
     - →Price per share: 19,800 KRW/share
     - →Number of shares to be purchased: Undecided (maximum 910,295 shares)
     - →Investment amount (KRW): Undecided (maximum 18,023,841,000 KRW)

       *The specific investment amount and number of shares to be purchased will be subject to the decisions of other shareholders of DOPCO. The related disclosure will take place once the number of shares to be purchased becomes finalized.
     - →Total amount of investment in DOPCO (KRW): [the book value of current shares, worth approximately 117 billion KRW + the new investment amount (maximum 18 billion KRW or less)]

【12】

Equity Investment in Major Shareholders

October 27, 2005

1. Accumulated Balance of Equity Investment (KRW) (A): 0
    - -Total Equity of SK Corp. (KRW) (B): 6,697,090,657,192
    - -Equity Ratio (A/B) (%): 0
2. Applicability of Fair Trade Act: Yes
3. Others: The "Accumulated Balance of Equity Investment" (#1) will be disclosed once the number of shares to be purchased and the investment amount are finalized.

Details

Name of Invested Company: DOPCO

1. Relationship with SK Corp.: Affiliated company
2. Investment Amount (KRW): 0
3. Decision Date: October 27, 2005
    - -Attendance of Outside Directors: All present
    - -Attendance of Audit Committee: Present
4. Others:
    - -Hyundai Oil Bank Corp. requested shareholders of DOPCO to purchase its shares of DOPCO's stocks.
    - -The BoD voted to proceed with the aforementioned investment decision and delegated to the CEO (or another person designated by the CEO) the necessary decision-making powers (regarding the specific investment amount/number of shares).
    - -Investment Breakdown:
        - →Object of Investment: DOPCO (common shares)
        - →Price per share: 19,800 KRW/share
        - →Number of shares to be purchased: Undecided (maximum 910,295 shares)
        - →Investment amount (KRW): Undecided (maximum 18,023,841,000 KRW)

          *The specific investment amount and number of shares to be purchased will be subject to the decisions of other shareholders of DOPCO. The related disclosure will take place once the number of shares to be purchased becomes finalized.
        - →Total amount of investment in DOPCO (KRW): [the book value of current shares, worth approximately 117 billion KRW + the new investment amount (maximum 18 billion KRW or less)]
        - →Total equity investment ratio: 29.4% (current shares) + additionally purchased shares (undecided, maximum approximately 4%)

【13】

Other Matters to be Disclosed

October 28, 2005

SK Corporation has reviewed the JV proposal to build a refinery in Vietnam, but decided, after taking into account the investment plans for the near future, that it will be difficult to follow through on additional refinery construction projects.

*Related disclosure date: April 29, 2005

【14】

Sale of Securities to Major Shareholders

October 29, 2005

1. Accumulated balance of equity investment for major shareholders concerned (KRW) (A)	110,000,000,000
-Total equity of SK Corp. (KRW) (B)	6,697,090,657,192
-Equity ratio (A/B) (%)	1.6
2. Applicability of Fair Trade Act	Yes

【Details】

Name of Purchaser (major shareholder): SK Securities

1. Relationship with SK Corp.	Affiliated company
2. Sales amount (KRW)	110,000,000,000
3. Purpose of sale	Raising operating capital
4. Securities to be sold	SK Corporation's 236th Non-guaranteed debenture
5. Value of securities to be sold (KRW)	110,000,000,000
6. Decision date	October 28, 2005
7. Total value of securities to be sold during current fiscal year (KRW)	430,000,000,000
8. Others	-The 'Decision date' is based on the internal decision-making date. -300 billion KRW (3 year: 180 billion KRW, 5 year: 70 billion KRW, 7 year: 50 billion KRW) of non-guaranteed debenture was issued, with SK Securities acquiring 110 billion KRW of the total.

【15】

Other Matters to be Disclosed

November 7, 2005

SK Corporation is currently reviewing plans to upgrade facilities at the Ulsan complex, but nothing has yet been finalized. Once all the issues have been concluded, there will be another disclosure within the next 6 months.

【16】

Equity Investment in Major Shareholders

November 11, 2005

After Amendments (refer to disclosure made on October 27, 2005)

1. Accumulated Balance of Equity Investment (KRW) (A): 13,167,871,200
   - -Total Equity of SK Corp. (KRW) (B): 6,697,090,657,192
   - -Equity Ratio (%) (A/B): 0.2%
2. Applicability of Fair Trade Act: Yes

Details

Name of Invested Company: DOPCO

1. Relationship with SK Corp.: Affiliated company
2. Investment Amount (KRW): 13,167,871,200
3. Method of Payment: Purchase of old shares
4. Object of Investment: Common shares of Hyundai Oil Bank Corp.
5. Decision Date: October 27, 2005
   - -Attendance of Outside Directors: All present
   - -Attendance of Audit Committee: Present
6. Total Equity Investment and Ratio:
   - -Ratio (%): 2.96
   - -Amount (KRW): 13,167,871,200
7. Others:
   - -Hyundai Oil Bank Corp. requested shareholders of DOPCO to purchase its shares of DOPCO's stocks.
   - -The BoD voted to proceed with the aforementioned investment decision and delegated to the CEO (or another person designated by the CEO) the necessary decision-making powers (regarding the specific investment amount/number of shares).
   - - Hyundai Oil Bank Corp. announced on November 11, 2005 the finalized investment amount and number of shares to be purchased by SK Corp.
   - -Investment Breakdown:
     - →Number of shares to be purchased: 665,044 shares
     - →Investment amount (KRW): 13,167,871,200 KRW
     - →Total amount of investment in DOPCO (KRW): Approximately 130.2 billion
     - →Total equity investment ratio: 29.4% (current shares) + 2.96% (additional equity investment ratio) = 32.36%

File No.
82-3901

Press Releases

【01】

SK Corp.'s Debt Rated BBB – by Fitch, Lowest Investment Grade

(August 17, 2005) *Bloomberg*

SK Corp., South Korea's largest oil refiner, received a debt rating of BBB- from Fitch Ratings, the lowest investment grade. It's the company first investment-grade rating in two years.

The outlook on the rating is stable, according to Fitch, which cited the company's ``healthy operating results and increased financial flexibility'' in its statement today.

Second-quarter profit at SK Corp., Asia's fifth-largest oil refiner, rose 40 percent on increasing sales of petrochemical products and higher output from fields in Libya and Peru.

Moody's Investors Services on May 20 raised SK Corp.'s debt rating to Ba1, just below the lowest investment grade. Standard & Poor's hasn't changed its rating of BB+, its highest junk rating, since Sept. 21.

The fund has been seeking to oust SK Corp. chief executive Chey for years but its series of campaigns ended abortive at this year's annual shareholders' meeting and its request to call an extraordinary shareholders' meeting was also turned down at both district and high courts.

【02】

SK Corp. Wins Bid for Inchon Oil Refinery

(August 22, 2005) *Joongang Daily*

SK Corp., Korea's largest oil refiner, was named the top bidder yesterday in the sale of Inchon Oil Refinery Co.

The Incheon District Court, which manages Inchon Oil Refinery, announced that after reviewing offers submitted Thursday by six bidders, SK was chosen as the preferred bidder based on price, financing situation and management capabilities.

A group led by STX Corp. was named the next bidder in case SK's negotiations fall through, followed by a venture led by Citigroup Inc.

Although the court said the bid prices could not be revealed, analysts estimated SK's bid at 1 trillion won ($975 million).

The Incheon court said SK and Inchon Oil Refinery will sign a memorandum of understanding early next week and begin a month-long negotiation process, with the final agreement expected in mid-October.

Others who tendered offers were S-Oil Corp., Korea's third-largest oil refinery, Sinochem Corp., China's largest chemicals trader, and Morgan Stanley Emerging Markets Inc.

The acquisition could push SK's market share to 40 percent from 34 percent and raise SK's capacity to 1.12 million barrels refined per day, from 840,000 barrels.

Inchon Oil Refinery, which went bankrupt in 2001, went into court receivership in 2003. In September 2004, Sinochem won the right to control Inchon Oil Refinery at 635.1 billion won, but the deal was nullified when Citigroup, the largest creditor, opposed it, saying the price was too low, and expressed a desire to take over the company unless Sinochem raised its bid.

【03】

S Korea SK Corp. to Invest $119M in Yemen LNG Project

(August 30, 2005) *Dow Jones*

South Korea's SK Corp. (003600.SE) said Monday it will invest $119 million in a liquefied natural gas field development project in Yemen, which is expected to begin commercial operations by the end of 2008.

A consortium called Yemen LNG, which includes France's Total S.A. (12027.FR), U.S.-based Hunt Oil Co., Yemen Gas Company, SK Corp. and three other smaller South Korean companies as shareholders, has received approval from the Yemeni government to develop, transport, liquefy and sell natural gas at an LNG field in Yemen's Gulf of Aden, SK Corp. said in a statement.

The LNG field is estimated to have 10 trillion cubic feet of LNG, SK Corp. said.

The consortium will begin developing the field next month and construction will be completed by the end of 2008, the statement said.

Earlier this year, Yemen LNG signed a 20-year sales agreement with South Korea's state-run gas monopoly Korea Gas Corp. (036460.SE) to supply it with two million tons of LNG annually from 2008 to 2028.

SK Corp., has a 7.22% stake in the consortium. Yemen Gas Company has a 23.1% stake, Total 42.9% and Hunt Oil 18%, with the remainder held by smaller shareholders.

【04】

SK set to win Chinese access via Inchon deal

(September 5, 2005) *Financial Times*

SK Corp, South Korea's largest oil refiner, yesterday signed a preliminary agreement to buy bankrupt Inchon Oil Refinery for Won 3,200bn ($3.1bn).

The deal, which will boost SK's refining capacity by a third, is expected to help it make inroads into the Chinese market, which is suffering energy shortages amid rapid economic development.

"SK Corp views some of the greatest opportunities from this acquisition coming from the Chinese market," the company said. SK plans to export most of Inchon's refined products to China.

SK, which controls nearly a third of the domestic market, was selected as preferred bidder last month, edging out others including China's Sinochem and a Citigroup consortium.

SK plans four weeks of due diligence on Inchon, the country's smallest oil refiner. To seal the deal, it must also gain approval from the country's antitrust watchdog.

If the acquisition is finalised, SK will hold the fourth-largest production capacity in the region, after Sinopec, PetroChina and Nippon Oil. SK's refining capacity stands at 840,000 barrels per day, and Inchon's at 275,000 bpd.

SK will have a 90 per cent stake in Inchon after purchasing bonds and new shares.

Fitch Ratings agreed the planned acquisition would be positive for SK's long-term competitiveness in the refining business.

"Robust demand, coupled with limited refining capacity in the region, should translate into healthy refining margins and higher cash generation for the combined entity," said Lee Chee-Leong, associate director of Fitch's Asia-Pacific energy and utilities team.

But the credit ratings firm said Inchon would require additional investment to upgrade its ageing facility.

【05】

Korea Press: U.S. Prisma to Divest 50% Stake in S. Korean J.V.
(September 5, 2005) *Dow Jones*

SEOUL (Dow Jones)--U.S. based Prisma Energy International, the corporation formed to manage the international energy interests of bankrupt Enron Corp. (ENE), plans to sell its entire 50% stake, worth about $300 million, in its joint venture with South Korea's SK Corp. (003600.SE), the Maeil Business Newspaper reports.

Prisma's divestment is a part of the U.S. bankruptcy court's move to cash in the company's overseas assets to repay debt, said the newspaper, citing officials at SK Corp. and in the industry.

The remaining partner, SK Corp., is considering purchasing some of the stake from Prisma, while finding another party to invest in the joint venture, SK Enron, according to the paper. SK Enron, established in 1999, is a holding company of several local gas distributors.

【06】

SK Corp to supply crude to Inchon Oil from November

(September 20, 2005) *Reuters*

SEOUL, Sept 16 - SK Corp. , South Korea's biggest oil refiner, will start supplying as much as 200,000 barrels per day of crude oil to Inchon Oil from November, an Inchon Oil source told Reuters on Friday.

SK Corp., which controls nearly a third of the country's oil market, signed a preliminary agreement two weeks ago to buy smaller rival Inchon Oil Refinery Co. Ltd. for 3.2 trillion won ($3.12 billion).

It was not immediately clear whether SK Corp. would increase crude purchases from its term suppliers or turn to the spot market to meet the additional crude need.

"SK Corp. will begin supplying crude oil to us from November," said the source. "But there'll be no change to overall supply volumes from the current supply from Sinochem."

SK officials declined to confirm the oil supply to Inchon.

China's Sinochem Corp., whose bid to take over Inchon fell through in January due to opposition from creditors, currently supplies crude to Inchon under a one-year contract running from November last year.

Sinochem has been providing between 100,000-200,000 bpd, mostly Middle East crude oil and some Asian sweet crude oil.

The Inchon source said the temporary deal with SK Corp. would last until the acquisition was finalised.

A judge at Inchon District Court overseeing the deal said in early September it could take almost four months before a final agreement was signed, since SK must gain approval from the country's antitrust watchdog.

SK is to conduct four-week due diligence on Inchon, which is under court receivership, before signing a final contract.

If completed, the takeover of Inchon would boost SK's overall refining capacity by a third, supporting the refiner's plans to boost exports to energy thirsty China.

SK's Ulsan refinery located in the southeast of the country has 840,000 bpd of capacity. Inchon's

aged 275,000-bpd refinery is located in Inchon in the west of the country.

SK imported 261 million barrels of crude oil last year, with about 70 percent of the total sourced under term contracts.

The biggest supplier is Kuwait, which meets nearly a quarter of SK's crude imports, followed by United Arab Emirates, Iran and Saudi Arabia.

South Korea, which must import all of its crude oil needs, is the world's fourth-biggest crude buyer.

【07】

S. Korea SK Corp. May Buy $286 mln Stake in Enron JV

(September 23, 2005) *Reuters*

SK Corp. , South Korea's largest oil refiner, said on Thursday it might buy up to 5 million shares in its 50-50 joint venture with former U.S. energy giant Enron Corp. for $286 million.

SK Corp. said in a filing to the stock exchange that its board has now given its chief executive officer the right to buy the SK-Enron shares from Enron International Korea L.L.C.

It did not give the total number of shares on issue in the joint-venture city gas distributor set up in 1998.

SK Corp. said in the filing its chief executive officer, or another entrusted by the officer, would now decide the schedule and exact number of shares to be purchased.

SK Corp. shares ended up 0.85 percent at 59,200 won on Thursday, roughly in line with the broader market's <.KS11> 0.28 percent rise.

【08】

Merrill Lynch Agrees to Buy SK Corp. Headquarters for $435 Mln

(September 27, 2005) *Bloomberg*

Merrill Lynch & Co., the biggest U.S. securities firm, agreed to buy SK Corp.'s headquarters in Seoul for about 450 billion won ($435 million), according to Shinhan Bank, which is arranging funding for the acquisition.

Merrill was chosen as the preferred bidder to purchase the main office building of SK Corp., South Korea's biggest oil refiner, Choi Hyun Cheol, a deputy general manager at Shinhan Bank's investment banking department said by phone today. The acquisition and payment will be made by November, he said.

SK Corp. is selling the building to fund its purchase of Inchon Oil Refinery Co., helping the company become Asia's fourth-largest refiner by output and control the closest refinery in Korea to China, the world's second-largest oil user.

SK Corp. may also sell part of its stake in SK Telecom Co. to fund the acquisition if necessary, Shin Heon Cheol, president of SK Corp., said last week.

The New York-based investment bank will buy shares in a paper company set up to acquire the building, Choi said. The investment vehicle will sell securities backed by rents paid by SK Corp., he said. SK Corp. has the option to repurchase the building in five years at the prevailing market price, Choi said.

【09】

SK Unveils New Logo

(October 6, 2005) *Korea Times*

The SK Group, South Korea's fourth-biggest family-controlled conglomerate, unveiled a new corporate logo Wednesday.

``The SK Group planned the renewal of its corporate logo in line with the group's decision to make aggressive inroads into overseas markets,'' said Kwon Oh-yong, senior vice president for SK Group's public relations head office.

``In some foreign countries, such as China, corporate logo consisting of only two alphabet letters is not recognized as a trademark thus it is exposed to the risk of infringement of intellectual property rights involving the trademark, thus we decided to launch a new logo,'' Kwon added.

SK Corp., de facto holding company of the conglomerate, allocated 80 billion won and SK Telecom 40 billion won for the corporate identity (CI) changeover until the end of next year.

Lippincott Mercer, a world-renowned brand identity and image consulting firm recognized for works it did for Coca-Cola, Citigroup and IBM, designed SK Group's new logo.

According to the SK Group, the new CI symbolizes the business group's ``separate but together'' philosophy that keeps 51 SK affiliated companies united and represents ``wings of happiness.''

Simultaneously, the wings represent SK's two major growth engine businesses _ energy and telecommunication. The conglomerate said it designed the new logo with the objective of reflecting SK Group's ultimate goal of ``creating a happy society.''

The design of the two wings borrowed the concept of uplifting and transformational qualities of a kite and the innovative appearance of a satellite. The shape and direction of wings, soaring upwards, represent SK's progressiveness and strong commitment to innovation and high quality product and service standards and strengthening of its global reach, it added.

The new logo will take effect starting next month when SK finalizes a detailed application plan for all its subsidiaries. SK applied for trademark registration in 107 nations worldwide last August.

【10】

SK Corp. Buys Additional Stake in Joint Venture with Enron

(October 10, 2005) *Yonhap*

SK Corp., South Korea's leading oil refiner, said Friday it acquired an additional stake of around 1 percent in a joint venture with now-bankrupt U.S. energy trader Enron Corp.

SK Corp. said it bought 99,999 shares in SK-Enron Co. from Enron International Korea, Enron's local unit, for 5.93 billion won (US$5.72 million). Enron International Korea held 5 million shares in the joint venture.

SK Chemicals would own 100 percent of the new petrochemical company, which will have 20 billion won ($19.25 million) in paid-in capital, the firm said in a statement filed to the financial regulator. It has no plan to list the new company.

SK Chemicals' Ulsan plant, located in the southeast of the country, can produce an annual 540,000 tonnes of purified terephthalic acid (PTA) and dimethyl terephthalate (DMT) -- the raw materials used for polyester.

Shares in SK Chemicals rose 0.5 percent to end at 20,100 won, outperforming the wider market's <.KS11> 0.12 percent fall. ($1=1039.0 Won)

【11】

SK Expects Sales to Top W20 Tril.

(October 12, 2005) *Korea Times*

SK Corp., Korea's largest oil refiner, is expected to top 20 trillion won in annual sales this year.

Company officials said that it posted 9.95 trillion won in sales for the first half of this year, making it almost certain to register 20 trillion won in annual sales.

Last year, four companies joined the so-called 20-trillion-won club. They were Samsung Electronics, which marked 57.6 trillion won in sales; Hyundai Motor with 27.5 trillion won; LG Electronics with 24.7 trillion won and Korea Electric Power Corp. with 23.6 trillion won.

SK expected an increase in demand for petrochemical products for the second half, bringing the 20-trillion-won goal within sight.

Last year, second-half sales outpaced the first half's by 1.5 trillion won.

However, SK's increased sales will not likely lead to an improvement on its bottom line, considering a 17 percent drop in the operating profit for the first half compared with the same period last year. SK turned in a record annual profit at 1.6 trillion won.

【12】

SK Corp Q3 Profit Up on Better Refining Margins

(October 28, 2005) *Reuters*

SK Corp. South Korea's top oil refiner, said on Thursday its quarterly profit rose 23 percent, topping market estimates, as weaker Chinese exports and U.S. fuel shortages in the wake of hurricanes boosted Asian refining margins.

Analysts said the firm should see even stronger earnings in the fourth quarter because U.S. refining capacity was unlikely to return to normal before the end of the year and because demand picks up as the Northern hemisphere runs into winter, further tightening global fuel supplies.

In the third quarter, export-refining margins were driven to 10-year highs by a slowdown in Chinese fuel exports and supply disruptions in the hurricane-hit United States, boosting profits at South Korean refiners, despite narrower petrochemical margins and a lackluster home market.

"We expect the impact of the Katrina and Rita hurricanes, the rising demand from China, and the increase in demand during the winter season to contribute to a higher refining margin trend in the fourth quarter," **SK** said in a statement.

SK Corp., which controls nearly a third of the country's oil market, posted 408.1 billion won ($390.5 million) in net profit in the third quarter ended Sept. 30, compared with 331.1 billion a year ago. Sales were 5.75 trillion won, up from 4.47 trillion won.

The profit topped analysts' mean forecast of 397.0 billion won, according to Reuters Estimates.

Operating profit fell by 20 percent to 333.1 billion won.

The export margin -- benchmark Singapore petroleum price minus the prior month's Dubai crude price -- reached a record high of $13.50 a barrel, Nomura Securities said in a report. The margin was 79 percent higher than a year ago and was also up by 58 percent from the previous quarter, the report said.

SK's exports of mainstay petroleum products, which contribute more than 70 percent to overall revenue, rose by 30 percent from a year ago, helped by strong demand for light distillates such as gasoline from Indonesia and Vietnam, it said.

Buoyed by fatter export margins, exports took up more than 50 percent of total sales for the first time in the quarter, surpassing home sales, it added.

SK's shares rebounded after the announcement, were flat by 0547 GMT, outperforming the benchmark index, which was down 0.9 percent.

Shares of **SK** Corp., which has a market value of $6.47 billion, rose 10.4 percent in the quarter, underperforming a 21.1 percent gain in the benchmark index <.KS11>.

Shares of top Japanese refiner Nippon Oil Corp. jumped 33 percent during the same period and those of Reliance Industries Ltd. , India's top private-sector fuel refiner, rose 23.6 percent.

【13】

S. Korea's SK Corp. Scraps Plans to Build Vietnam Oil Refinery

(October 31, 2005) *Bloomberg*

Oct. 28 (Bloomberg) -- SK Corp., Asia's fifth-largest oil refiner, scrapped plans to build an oil refinery in Vietnam because it wants to focus on the acquisition of a 1.6 trillion won ($1.5 billion) facility in South Korea.

SK Corp., based in Seoul, had said in April that it was in initial talks to build a plant with PetroVietnam in northern Vietnam. SK Corp., PetroVietnam and a third party may spend a total of $3 billion to build a 140,000 barrel-a-day refinery in Thanh Hoa by 2010, the Seoul Economic Daily said on its web site on April 28.

SK Corp. spokeswoman Katharine Kho said the company is concentrating on the takeover of Inchon Oil Refinery Co., which it agreed to buy on Sept. 2.

SK Corp. is paying 1.6 trillion won for control of the refiner and will acquire 1.4 trillion won of new bonds from Inchon Oil, a court in Incheon, South Korea said today.

SK Corp. is developing 20 oil and gas blocks in 12 countries and has proven reserves of the equivalent of 300 million barrels of oil, according to company documents. The company plans to increase this to 700 million barrels by 2010.

【14】

SK Reduces Bid for Inchon Oil

(October 31, 2005) *Joongang Daily*

SK Corp. has lowered its bid for financially troubled Inchon Oil Refinery Co. to 3.02 trillion won ($2.9 billion), industry sources said yesterday.

In September, SK originally agreed to buy 1.6 trillion won worth of new shares issued by Inchon Oil and 1.6 trillion of new bonds from the refiner, bringing its total investment to 3.2 trillion won.

According to the sources, SK and the Incheon District Court recently reached an agreement that the refiner will buy 1.44 trillion won of bonds from Inchon Oil.

【15】

SK Bids to Develop Kazak Oil Fields

(November 3, 2005) *Bloomberg*

SK Corp., Korea's largest oil refiner, said it bid to develop and operate oil areas in Kazakhstan to expand its business overseas.

SK Corp. submitted a bid by the Oct. 27 deadline in an auction held by the Kazakhstan government, Choi Hee, a company spokeswoman, said by phone yesterday. Choi declined to provide details.

Record-high oil prices are encouraging companies such as SK Corp. and China National Petroleum Corp. to expand overseas to secure supplies and benefit from crude oil gains. Crude oil prices have gained 38 percent in New York this year.

SK Corp. formed a group with an overseas company to bid for four oil areas, of blocks, in Kazakhstan, the Korea Economic Daily reported yesterday, citing an unidentified company official. SK Corp. holds over 50 percent in the group it formed and will have sole operating rights if awarded the bid, the report said.

Kazakhstan announced in June that it would auction 31 areas for oil exploration and production, according to a statement from Korea National Oil Corp. yesterday. The results of the auction will be announced in December, it said. Korea National didn't participate in the auction.

SK Corp. is also part of a group led by Korea National that gad an initial agreement in February to buy 27 percent of a crude-oil project in the Zhambyl field in the Caspian Sea, Korea National has said. The agreement may be completed by the end of this year and SK Corp. holds 25 percent in the Korean group.

SK Corp. is developing 20 oil and gas blocks in 12 countries excluding Korea and those areas have proven reserves equivalent to 300 million barrels of oil, according to company documents. The company plans to increase this to 700 million barrels by 2010.

【15】

New SK Facilities to Crack Residuals, Make Clean Gas

(November 7, 2005) *Joongang Daily*

SK Corp., Korea's largest oil refinery, announced yesterday it would construct a facility that can refine residual oils into high octane gasoline. The company has also begun producing more environmentally friendly gasoline.

The company said it would invest up to 2 trillion won ($1.9 billion) to establish a new fluid catalytic cracking site in Ulsan by August 2008. The technology is the standard process in petroleum refineries used to convert straight-run atmospheric gas oil and certain residues recovered from refinery operations into high-octane gasoline and light fuel oils.

SK already has a fluid catalytic cracking facility in Ulsan that produces 56,500 barrels of gasoline each day. The daily production level for the new site is expected to reach 70,000 barrels.

SK also began operating a facility that reduces sulfur in gasoline to meet new regulations. The Ministry of Environment has limited sulfur contents in gasoline, effective from January, to 50 parts per million per liter, down from the current 130 parts per million, to reduce air pollution.

"With the new operation, we can produce gasoline with sulfur content of as low as 10 parts per million," said a spokesman with SK, which spent 116 billion won on the technology.